UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Get to Work Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    November 13, 2017

Physical Address of Issuer:

1074 Woodward Avenue Downtown Detroit Wayne County 1906, Detroit, MI, 48226 United States

Website of Issuer:

https://www.plainsight.app/

Current Number of Employees:

5

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$103,331	$401,765
Cash & Cash Equivalents	$96,737	$10,667
Accounts Receivable	$6,000	$0
Short-term Debt	$0	$0
Long-term Debt	$17,422	$17,322
Revenues/Sales	$78,930	$0
Cost of Goods Sold	$15	$0
Taxes Paid	$0	$0
Net Income	$(423,030)	$(112,229)


April 30, 2021

FORM C-AR

Get to Work Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Get to Work Inc. ("**Plain Sight**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


The date of this Form C-AR is April 30, 2021.


TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Get to Work Inc. is a company that creates listings for business space, incorporated in Delaware as a corporation on November 7, 2017. The company currently doing business as "Plain Sight."

The Company is located at 1074 Woodward Avenue Downtown Detroit Wayne County 1906, Detroit, MI, United States.

The Company's website is https://www.plainsight.app/

The Company conducts business in Michigan and sells products and services through the internet throughout the United States and Canada.

<center>**RISK FACTORS**</center>

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had an effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected. When the pandemic hit, the company was forced to put all partnerships and customers in pipeline on hold as these were for in-person activities. For this reason, the company did not begin to produce any revenue until the second half of 2020.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 2,000,000 shares of capital stock, of which 1,299,913 shares are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and

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resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on James Chapman, our CEO, Alexis Matteson, our Co-Founder and Alex Johnston, our Co-Founder. The loss of any of the above persons, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Our Product helps like-minded people meet and connect remotely or in-person - reimagining how networking is done. We do business with the spaces where the connections happen, and provide a curated experience to the individual users.

Business Plan

Plain Sight is a social media platform for networking. The company generates revenue by charging business, brands, and organizations space for promotion on its platform. These entities can pay flat fee or subscription service depending on how long they want their listing to be on the platform. Prices are custom and vary based on size entity. Individuals can download the platform for free. If an individual wants to book a reservation through Plain Sight with one of the listings, Plain Sight charges the individual an 8% booking fee. There currently is not a premium model for individuals, but could be in the future.

The Company's Products and/or Services

Product / Service	Description	Current Market
Business space listings	We promote virtual and physical spaces on our platform to our individual users who seek to make new meaningful connections within shared spaces.	Consumer Relationship SaaS: $40.2B Market

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

We have a B2B2C business model platform allowing virtual and in-person communities the ability to leverage our technology in order to bring members to their space and create experiences that keep them coming back. LinkedIn and Shapr on the B2C side. Slack and Brella on the B2B side. Why we're better: Curation - Get matched with other users based on skills & interests. Access - Allows for larger audiences to engage with listed spaces. Reporting - Hosts can tailor services based on goals and needs of members. During the pandemic, a lot of organizers relied on Slack which provides a digital space designed for people who know one other already. Brella is a tool that provides curates networking for a single networking event. On the individual side of things tools like Lunch Club allow you to connect 1:1 with people in your area via video after being matched with them or by message on Shapr after being "swiped" by them.

Customer Base

As a B2B2C business model, we have customers and we have users. Customers: Physical spaces: Shared work spaces, public spaces, travel spaces, and event spaces. Virtual spaces: Biz dev groups, training programs, universities, and virtual events. Our customers need a way to bring members to their spaces and create experiences that keep them returning. Users: Our target users are people who we call go-getters. They are primarily freelancers, remote workers, entrepreneurs, creatives, and business professionals who work on-the-go. They are actively seeking networking and business development opportunities.

Supply Chain

The Company's supply chain consists of developers who keep the site running. Should any provider become unavailable, the Company would be able to obtain a replacement to keep the supply chain running.

Intellectual Property

The Company does not have any patents or trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
James Chapman	CEO, Director	CEO, Plain Sight – Management, Fundraising, Product Roadmapping, and Business Development 2018 - Present Director of Entrepreneurship, Rock Ventures – Management, Program Development, and Strategy 2017 - 2019	Bachelor of Arts (B.A.), Marketing/Corporate Communications Blufield College Class of 2008
Alexis Matteson	CPO	CPO, Plain Sight – Management, Product Management, and User Experience 2018 – Present Project Manager, Rock Ventures – Project Management, Strategy, and Milestone Planning 2017 - 2019	Bachelor of Arts (B.A.), Business/Management Wayne State University Class of 2017
Alex Johnston	COO	COO, Plain Sight – Operations, Management, and Business Development 2018 – Present Consultant, Cities Reimagined – Strategic Planning, Facilitation, and Programming 2017 - 2019	Bachelor of Science (B.S.), Business/Marketing Liberty University Class of 2010 Master of Business Administration (MBA), Marketing Liberty University Class of 2010 Executive Masters in Cities, London School of Economics, Class of 2020

James Chapman
James has spent the bulk of his career building bridges to social capital and financial opportunities. He started his career overseeing federal workforce development programs. He started Detroit Demo Day in 2017, which has provided over $4 million in funding to small businesses. Prior, he ran an evening workspace for moonlighters.

Alexis Matteson
Alexis is a product leader skilled at solving real-world problems by shipping products that live at the intersection of great design and strategic business. Alexis worked as a Project Manager at Rock Ventures, LLC working on placemaking and space activations. One of her biggest projects lead was an outdoor, glass hut coworking activation. She is insatiably curious and passionate about enhancing the future of work.

Alex Johnston
Alex previously founded an organization that equips city leaders with fast, efficient solutions to their toughest challenges. Alex's work with cities began during her career as a Family Support Worker with Healthy Families

Virginia. This work laid the foundation for a career in community wealth building and social innovation. She has a specialty in human-centered design work.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 1,714,286 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 285,714 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,014,200 shares of Common Stock and 285,713 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,014,200
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	70.27%*

*Assumes conversion of the Company's convertible securities based on assumptions noted below.

Type	Series Pre Seed Preferred Stock
Amount Outstanding	285,713
Par Value Per Share	$0.00001
Voting Rights	Number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible
Anti-Dilution Rights	Series Pre Seed Stock Holders will have substantially equivalent rights to any subsequent investors with more favorable rights.
Other Rights	The Preferred Shares have a liquidation preference over the Common Stock
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.80%*

*Assumes conversion of the Company's convertible securities based on assumptions noted below.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Stock Options
Amount Outstanding	12,043
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Options are 20% vested after 1st year, with the remainder vesting in in following 48 calendar months.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	1,563,252
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.83%*

*Assumes conversion of the Company's convertible securities based on assumptions noted below.

Type	Convertible Notes
Face Value	$500,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The Notes have a Valuation cap of $6,000,000 and a 20% discount.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Convertible Notes which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.33%*

*Assumes the conversion of the convertible notes at the valuation cap.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$76,205
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The Crowd SAFEs have a valuation cap of $10,000,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.76%*

*Assumes the conversion of the Crowd SAFEs at the valuation cap.

Outstanding Debt
In 2018, the Company's organizer and founder loaned the Company $17,322 in connections with a promissory note providing for a line of credit of 20,000. The promissory note bears interest at the rate of 5% per annum and is due and payable on the earlier of January 1, 2028 or the closing of a corporate transaction.

Ownership
The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
James Chapman	812,500 shares of Common Stock	62.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

Get to Work Inc. is a company that creates listings for business space, incorporated in Delaware as a corporation on November 7, 2017. The company currently doing business as "Plain Sight."

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

As of April 30, 2021 the Company had an aggregate of $40,646 in cash and cash equivalents, leaving the Company with approximately 3 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A for applicable information.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Preferred Stock	$500,000	285,713	Development of the product and build the team	2/21/2019	506 (b)
Stock Options	$3,131	12,043	Critical hires	2/21/2019	Section 4(a)(2)
Convertible Notes	$500,000	11 Convertible Notes	Development of the product and go to market.	11/09/2020	Section 4(a)(2)
Crowd SAFEs	$76,205	233	Sales and marketing, team expansion, and operations.	4/30/2021	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company's Founder, James Chapman, loaned the Company $17,322 in connections with a promissory note providing for a line of credit of 20,000. The promissory note bears interest at the rate of 5% per annum and is due and payable on the earlier of January 1, 2028 or the closing of a corporate transaction.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/James Chapman

(Signature)

James Chapman

(Name)

CEO & Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/James Chapman

(Signature)

James Chapman

(Name)

CEO & Director

(Title)

April 30, 2022

(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, James Chapman, certify that the financial statements of Get to Work Inc. included in this Form C-AR are true and complete in all material respects.

/s/James Chapman
_____
(Signature)

James Chapman
_____
(Name)

CEO & Director
_____
(Title)

Plain Sight

Balance Sheet (Unaudited)

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PERFBUS CHK (8639)	96,736.78
Total Bank Accounts	**$96,736.78**
Accounts Receivable	
Accounts Receivable (A/R)	6,000.00
Total Accounts Receivable	**$6,000.00**
Other Current Assets	
Uncategorized Asset	593.90
Total Other Current Assets	**$593.90**
Total Current Assets	**$103,330.68**
TOTAL ASSETS	**$103,330.68**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Accrued Expenses	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Other Long Term Liabilities	17,422.38
Total Long-Term Liabilities	**$17,422.38**
Total Liabilities	**$17,422.38**
Equity	
Owner's Investment	1,015,000.00
Owner's Pay & Personal Expenses	-60.46
Retained Earnings	-506,001.05
Net Income	-423,030.19
Total Equity	**$85,908.30**
TOTAL LIABILITIES AND EQUITY	**$103,330.68**

Plain Sight

Income Statement (Unaudited)

January - December 2020

	TOTAL
Income	**$78,930.17**
Cost of Goods Sold	
Cost of Goods Sold	14.57
Total Cost of Goods Sold	**$14.57**
GROSS PROFIT	**$78,915.60**
Expenses	**$501,945.79**
NET OPERATING INCOME	**$ -423,030.19**
NET INCOME	**$ -423,030.19**

Plain Sight

Statement of Cash Flows (Unaudited)
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-423,030.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-6,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-6,000.00**
Net cash provided by operating activities	**$ -429,030.19**
FINANCING ACTIVITIES	
Owner's Investment	500,000.00
Net cash provided by financing activities	**$500,000.00**
NET CASH INCREASE FOR PERIOD	**$70,969.81**
Cash at beginning of period	25,766.97
CASH AT END OF PERIOD	**$96,736.78**

GET TO WORK INC

d/b/a Plain Sight Inc

(A Delaware Corporation)

Statement of Assets, Liabilities and Stockholders' Equity
December 31, 2019 and 2018

(See Accountant's Compilation Report)

	2019	2018
Assets		
Development of Software Application	$ 388,698	$ 14,780
Amortization of tangible personal property		
	$ 388,698	$ 14,780
Cash and cash equivalents	$ 10,667	
Organization costs	$ 4,000	$ 4,000
Amortization of organization costs	$ (1,600)	$ (800)
Total	**$ 401,765**	**$ 17,980**
Liabilities and Stockholders' Equity		
Accrued expense		$ 4,000
Long - Term liabilities:		
Notes payable, Stockholders	$ 17,322	$ 17,322
Total Long Term liabilities	$ 17,322	$ 21,322
Stockholders' Equity		
Preferred stodk, $0.0001 par value, 285,714 shares authorized, no shares issued as of December 31, 2018 and 285,713 shares issued as of December 31, 2019	$ 29	
Common stodk, $0.0001 par value, 1,714,286 shares authorized, 1,014,200 shares issued and outstanding as of December 31, 2019 and 2018	$ 101	$ 100
Additional Paid in capital	$ 499,984	
Retained earnigns (deficit)	$ (115,671)	$ (3,442)
	$ 384,443	$ (3,342)
Total	**$ 401,765**	**$ 14,638**

See accompanying notes to financial statements

(1)

GET TO WORK INC

d/b/a Plain Sight Inc

(A Delaware Corporation)

Statements of Revenue and Expenses
For the Two Years Ended December 31, 2019 and 2018

(See Accountant's Compilation Report)

	2019	2018
Sales	$ -	$ -
Cost of Goods Sold		
Gross profit	$ -	$ -
General and Administrative expenses		
Marketing expenses	$ 74,604	
Other	$ 7,579	
Professional Fees	$ 3,199	$ 2,178
Travel	$ 26,047	
Amortization of organization costs	$ 800	$ 800
Total operating expenses	$ 112,229	$ 2,978
Net income (loss)	**$ (112,229)**	**$ (2,978)**

GET TO WORK INC

d/b/a Plain Sight Inc

(A Delaware Corporation)

Statement of Stockholders' Equity
For the Two Years Ended December 31, 2019

(See Accountant's Compilation Report)

	Common Stock		Preferred Stock			Options	Retained	
	Shares	Par Value	Shares	Par Value	Paid In Captial	Issued	Earnings (Deficit)	Total
Balance, January 1, 2018	1,000,000	$ 100					$ (464)	$ (364)
Net income (loss)							$ (2,978)	$ (2,978)
Balance, December 31, 2018							$ (3,442)	$ (3,342)
Issuances of:								
Common stock	14,200	$ 1			$ 13			$ 14
Preferred stock			285,713	$ 29	499,971			$ 500,000
Options						12,043		$ -
Net income (loss)							$ (112,229)	$ (112,229)
								$ -
Balance, December 31, 2019	1,014,200	$ 101	285,713	$ 29	$ 499,984	12,043	$ (115,671)	$ 384,443

See accompanying notes to financial statements

(3)

d/b/a Plain Sight Inc
(A Delaware Corporation)
Statement of Cash Flows
For the Two Years ended December 31, 2019
(See Accountant's Compilation Report)

	December 31, 2019	December 31, 2018
Cash Flow From Operating Activities		
Net loss	$ (112,229)	$ (2,978)
Adjustments to reconcile net income to cash provided by operating activities:		
Amortization of organization costs	$ 800	$ 800
Net cash provided by (utilized in) operating activities	(111,429)	(2,178)
Cash flow (absorbed in) from Investing activities		
Development of Software Application	(373,918)	$ (14,780)
Organization costs		$ (4,000)
Net cash invested in assets	$ (373,918)	$ (18,780)
Financing Activities		
Proceeds from the issuance of note payable, stockholder		$ 16,958
Increase (decrease) in accrued expense	(4,000)	$ 4,000
Sale of capital stock	500,014	
Net cash used in financing activities	496,014	20,958
Net (decrease)/increase in cash and cash equivalents	10,667	
Cash and cash equivalents, beginning of year	0	
Cash and cash equivalents, end of period	$ 10,667	$ -

ALAN T. SCHIFFMAN, CPA, PC
Financial Strategists *Business Consultants*
1166 Dimock Lane Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: *ats@naplescpa.net* *WebSight: alantschiffman.com*

Independent Accountants' Compilation Report

Board of Directors
Get To Work, Inc
1074 Woodward Ave
Detroit, MI 48226

Management is responsible for the accompanying financial statements of Get to Work Inc., d/b/a Plain Sight, Inc., which comprise the statement of assets liabilities and stockholders' equity (deficiency), as of the years ended, December 31, 2019 and 2018, and the related statements of revenue and expenses, changes in stockholders' equity (deficiency) and cash flows, for the two years then ended in accordance with accounting principles generally accepted in the United States of America.

We have performed compilation engagements in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

ATSchiffman CPA PC
Alan T Schiffman, CPA, PC

Naples, Florida
March 5, 2021

GET TO WORK INC

d/b/a   Plain Sight, Inc
(A Delaware Corporation)

FINANCIAL STATEMENTS
(Unaudited)

ACCOUNTANTS' COMPILATION REPORT

DECEMBER 31, 2019 AND 2018

GET TO WORK INC
d/b/a   Plain Sight, Inc
(A Delaware Corporation)

TABLE OF CONTENTS

December 31, 2019 and 2018

ALAN T. SCHIFFMAN, CPA, PC

Financial Strategists   Business Consultants

1166 Dimock Lane   Naples, FL 34110
Telephone 239-595-0314;   Fax 239-594-7984
Email: ats@naplescpa.net WebSight: alantschiffman.com

Independent Accountants' Compilation Report

Board of Directors
Get To Work, Inc
1074 Woodward Ave
Detroit, MI 48226

Management is responsible for the accompanying financial statements of Get to Work Inc., d/b/a Plain Sight, Inc., which comprise the statement of assets liabilities and stockholders' equity (deficiency), as of the years ended, December 31, 2019 and 2018, and the related statements of revenue and expenses, changes in stockholders' equity (deficiency) and cash flows, for the two years then ended in accordance with accounting principles generally accepted in the United States of America.

We have performed compilation engagements in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Alan T Schiffman, CPA, PC

Naples, Florida
March 5, 2021

GET TO WORK INC
NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Get To Work Inc., (d/b/a Plain Sight Inc.) (which may be referred to as the "Company", "we," "us," or "our") was registered on November 13, 2017, as a Delaware corporation. The Company has developed a software application called "Plain Sight," through which the Company provides a social media network to its users. The Company monetizes its network through business promotions advertised on the Company's platform. The Company's headquarters are in Detroit, Delaware. The company began operations in 2017.

Since November 13, 2017, (Inception), the Company has relied upon its organizer for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2019, the Company has generated no revenue and has sustained losses aggregating $115,671. The Company will likely incur additional losses prior to generating income and positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Notes 9 and 10). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity (SAFE instrument's) (see Note 10). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering SAFE's from a minimum of $25,000 to $1,000,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the software and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached and Note 10 below, for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFE's and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, the Company had $10,667 of cash on hand.

Receivables and Credit Policy

Trade receivables from advertising customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2019, the Company did not have any accounts receivable.

Intangible personal property

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the Plain Sight App. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired Plain Sight App. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the Plain Sight App software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other

inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2019 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition- Monetizing the Plain Sight Platform

The "App," Plain Sight provides a social media platform for networking. Plain Sight generates revenue by charging business, brands, and organizations space for promotion on its platform. The business brand entities can pay a flat fee or subscription service depending on how long they want their listing to be on the platform. Prices are customized and vary based on size of the entity. Individual users can download the platform for free. If an individual wants to book a reservation through Plain Sight with one of the listings, Plain Sight charges the individual an 8% booking fee. There currently is not a premium model for an individual, but there could be a premium model in the future.

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred. However, due to continuing value generated therein, certain costs totaling $4,000 have been capitalized and are being amortized over a five year period.

Marketing expenses

The Company expenses marketing costs as they are incurred. Such costs approximated $74,604 and $0 respectively, for the years ended December 31, 2019 and 2018.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period. See discussion below.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INTANGIBLE PERSONAL PROPERTY

At December 31, 2019 and 2018, the aggregate costs incurred in the development of software application is $388,698 in 2019 and $14,780 in 2018.

NOTE 4 – NOTE PAYABLE STOCKHOLDER

In 2018, the Company's organizer and founder loaned the Company $17,322 in connections with a promissory note providing for a line of credit of 20,000. The promissory note bears interest at the rate of 5% per annum and is due and payable on the earlier of January 1, 2028 or the closing of a corporate transaction which means (i) the closing of the sale, transfer or other disposition, in a single transaction or series of re related transactions, of all or substantially all of the Company assets; (ii) the consummation of a merger or consolidation of the Company with or into another entity; or (iii) the closing of the transfer, in a single transaction or series of related transactions, to a "person" or "group" within the meaning of Section 13(d) and Section 14(d) of the Securities Exchange Act of 1934 as amended, of the Company capital stock If after such closing, such person or group would become the "beneficial owner" of more than 50% of the outstanding voting securities of the Company. The balance of the promissory note is $17,322 as of December 31, 2019 and 2018.

NOTE 5 – RELATED PARTY

From time to time the Company may take advances from its organizer and founder. As of December 31, 2019, and 2018, the balance of the advances from related parties was $0. Advances bear no interest or have a specified maturity date.

NOTE 6 – INCOME TAXES

The Company has filed its income tax returns for the period from November 13, 2017 to December 31, 2017 and the two years ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard C Corporation.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences

NOTE 7 – EQUITY

The following sets forth the capitalization of the Company, pursuant to Article V, of the Second Restated Certificate of Incorporation, dated February 20, 2020 (Restated Certificate). The Company authorized 1,714,286 shares of common stock at $0.0001 par value and 285,714 shares of preferred stock at $0.0001 par value. See also Note 10 below regarding the sale of SAFE's.

Common Stock

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in the Restated Certificate. The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The number of authorized shares of Common Stock may be increased or decreased by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding share of capital stock of the Company entitled to vote. There is no cumulative voting. The organizers and founders have been issued 1,000,000 shares of common stock. In addition, two employees have purchased 14,200 share of common stock during 2019.

Preferred Stock

The Company has authorized 285,714 shares of Preferred Stock, $0.00001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualification and limitations with respect thereto. All shares of the Preferred Stock are designated "Series Pre-Seed Preferred Stock." In the event of a liquidation or distributions, the distribution is made first to the members holding Preferred Stock, then to common stockholders. As of December 31, 2019, investors purchased 285,713 shares of Preferred Stock for $500,000; $1.75 per preferred share. (See also Offering Circular herein).

Incentive Stock Option and Restricted Stock Plan

For the purpose of attracting and retaining employees of the Company, non-Employee members of the Company Board of Directors and non-employee consultants and advisors (collectively Participants), the Company has adopted the Get to Work, Inc..2019 Incentive Stock Option and Restricted Stock Plan (Plan). As of December 31, 2020, the options and restricted stock units (RSU's) authorized totals 142,858; issued and outstanding, 12,043, and the shares of common stock available for issuance, 132,815

In addition to other attributes of The Plan, the Plan establishes eligibility requirements, under Code Section 422, both qualified and non-qualifies Options, vesting period of 20% of the number of shares of common stock subject thereto on the first anniversary of the date of the option grant with the remainder vesting in equal amounts on the first day of each of the following 48 calendar months. The option grant expires in 10 years after the date of grant. The price and payment terms will be based upon 100% of the fair market value of the common stock at the time of issuance of the option, with the exception that if an option is granted to an employee who at the time of the grant of the option is also an insider, as defined in the Plan, then the exercise price shall not be less than 110% of the fair market value of the common stock at the time of issuance.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2019.

As of December 31, 2020, the Company has not entered into a lease for space.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. For the period from inception through December 31, 2019, the Company has incurred losses totaling $115,671. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunded Offering

Effective as of February 24, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,000,000 of simple agreement for future equity. . The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

Issuance of Simple Agreement for Future Equity (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $1,070,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing

("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act (for clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).
f) *Surcharges* means the following fees as incurred by the

Republic commissions on the funds successfully raised and offering fees of 6% commission fee and 2% of the securities issued in this offering.

2020 Financial Highlights

Unaudited financial highlights of the Company's transactions during the year ended December 31, 2020 are as follows:

GET TO WORK, INC
Financial Highlights
Year Ended December 31, 2020

Increase in development of software application costs	$341,561
Sale of Convertible notes payable (a)	$500,000
Revenues	$ 72,930

Operating expenses	$160,174

(a) **During the year ended December 31, 2020, pursuant to a Convertible Note Purchase Agreement, dated January 23, 2020, the Company sold $500,000 of conversion notes payables. The definition of the conversion price is (1) the lesser of : (i) the product of (x) 100% less the discount (20%) and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing: (2) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction; and (3) with respect to a conversion the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion. For an expanded explanation of the terms utilized in the Convertible Note Purchase Agreement, see the Offering elsewhere herein. The Convertible Promissory Note is unsecured and is subordinated to all current and future indebtedness of the Company to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money. The maturity date of the notes is November 15, 2021. Interest rate is 7% per annum.**

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through March 5, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.